

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2019

Brenda Dayton
Corporate Secretary
GOLDEN QUEEN MINING CO LTD
2300 – 1066 West Hastings Street
Vancouver, British Columbia V6E 3X2

      Re: GOLDEN QUEEN MINING CO LTD
          Preliminary Proxy Statement on Schedule 14A
          Filed March 22, 2019
          File No. 000-21777

Dear Ms. Dayton:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Beverages, Apparel and Mining

cc: Kenneth Sam, Esq.